UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42536

Webus International Ltd.

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Webus International Ltd. (the “Company”) has entered into a strategic cooperation agreement (the “Agreement”) with Utour LLC, a tourism resource aggregator, for strategic cooperation in the fields of tourism product development, market promotion and customer service in key destinations. The foregoing summary of the Agreement is subject to, and qualified in its entirety by, such document.

The Company issued a press release announcing this partnership. Copies of the Agreement and the press release are filed as Exhibits 99.1 and 99.2 to this report, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Ltd.

Date: June 12, 2025	By:	/s/ Nan Zheng
	Name:	Nan Zheng
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Strategic Cooperation Agreement
99.2	Press Release

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